SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

IMSA GROUP
(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.
Ave. Batallon de San Patricio No. 111, Piso 26
Fracc. Valle Oriente
San Pedro Garza Garcia, N.L. 66269, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes |_| No |X|

TABLE OF CONTENTS

Item
1.	Press Release issued on April 25, 2003, announcing results for the first quarter of 2003.

First Quarter 2003

NYSE     BMV

GRUPO IMSA ANNOUNCES FIRST QUARTER 2003 RESULTS
EBITDA GROWS 16.6% TO Ps 820 MILLION

     Monterrey, Mexico, April 25, 2003 - Grupo Imsa, S.A. de C.V. (NYSE: IMY) today announced results for the first quarter of 2003.1

FIRST QUARTER 2003 HIGHLIGHTS

•	First quarter revenues in peso terms rose year-over-year by 16.8% to Ps 6,735.

•	IMSA ACERO’s first-quarter sales volume grew 7.8% year-over-year.

•	In the first quarter ENERMEX’s sales volume increased by 17.3% compared with the first quarter of 2002.

•	Grupo Imsa’s operating margin for the quarter was 7.2%, compared with 7.0% for the first quarter of 2002.

•	Operating expenses as a percent of sales fell to 12.3% in the first quarter of 2003, compared with 13.7% the previous year.

•	First quarter EBITDA in pesos totaled Ps 820, 16.6% above the same period of the previous year; in dollar terms, EBITDA rose year-over-year 10.8% to US$76

•	EBITDA of IMSA ACERO, ENERMEX and IMSALUM grew compared with the first quarter of 2002.

•	Net interest coverage - defined as EBITDA divided by net interest expense - was 9.6 times in the first quarter of 2003.

•	On April 10, 2003 the Company paid a dividend of Ps 325, equivalent to 0.5766 pesos per equity unit (UBC) or 5.1894 pesos per ADS.

•	Grupo Imsa has 685 employees trained in 6-Sigma methodology; 495 improvement projects are currently being carried out throughout the organization.

1 Unless otherwise stated, all figures are presented in millions of March 31, 2003 pesos (Ps), or in millions of nominal U.S. dollars (US$).

Please refer to the last page of this document for definitions of terms, US dollar conversion methodology and other disclosures.

Consolidated Financial Results

Mr. Eugenio Clariond, Chief Executive Officer of Grupo Imsa explained: “Despite the uncertainty of the first months of the year, Grupo Imsa’s first quarter 2003 revenues and operating income were significantly higher than those of the same quarter of 2002. A large part of this growth was a result of our efforts to increase the Company’s operating efficiency.” Mr. Clariond added, “VP Buildings was the business most affected by the weakness of the U.S. construction industry during the first quarter of the year; however, the second quarter is seasonally stronger and we are beginning to see signs of recovery, so we expect results to improve in this quarter.”

SALES

Net sales for the first quarter of 2003 (1Q03) were US$622, an increase of 9.9% over the first quarter of 2002 (1Q02) and a decrease of 11.3% from the fourth quarter of 2002 (4Q02). In peso terms, net sales for 1Q03 totaled Ps 6,735, an upswing of 16.8% over 1Q02 and a decline of 7.1% from 4Q02. The year-over-year revenue growth was a consequence of increased sales volumes for most of Grupo Imsa’s business segments; higher prices of certain products, principally those related to steel; and the devaluation of the Mexican pesos vis-a-vis the U.S. dollar, since the prices of most of the Company’s products are tied to the dollar. The quarter-over-quarter decline reflects reduced foreign sales, largely because the fourth quarter of the year is seasonally stronger than the first, an effect that was exacerbated by economic uncertainty and the weakness of the U.S. construction industry.

For 1Q03, domestic sales amounted to Ps 3,335, an increase of 13.3% over 1Q02 and of 5.7% compared with 4Q02. Foreign sales for 1Q03 totaled Ps 3,400, an increase of 20.4% over 1Q02 and a decrease of 16.9% from 4Q02. Foreign sales for the quarter represented 50.5% of total net sales.

The following is a breakdown by business segment for the quarter:

IMSATEC	IMSA ACERO	ENERMEX	IMSALUM
25%	49%	16%	10%

Please refer to the last page of this document for definitions of terms, US dollar conversion methodology and other disclosures.

Sales	1Q03	4Q02	3Q02	2Q02	1Q02

IMSA ACERO	Ps 3,280	Ps 3,169	Ps 3,642	Ps 3,390	Ps 2,601

ENERMEX	1,044	1,156	1,249	1,101	896

IMSATEC	1,719	2,188	2,107	2,042	1,613

IMSALUM	692	734	776	750	658

Total net sales[1]	Ps 6,735	Ps 7,247	Ps 7,775	Ps 7,281	Ps 5,768

TOTAL US$ avg.	622	701	739	712	566

OPERATING INCOME

Operating income in nominal dollar terms for 1Q03 totaled US$45, an increase of 15.8% over 1Q02 and a decrease of 38.8% from 4Q02. Operating income for 1Q03 in peso terms was Ps 488, an upswing of 21.1% over 1Q02 and a decline of 37.2% from 4Q02. Grupo Imsa’s operating margin for the quarter was 7.2%, compared with 7.0% for 1Q02 and 10.7% for 4Q02.

EBITDA

EBITDA for 1Q03 totaled US$76, representing an increase of 10.8% over 1Q02 and a decrease of 26.8% versus 4Q02. EBITDA for the quarter in peso terms was Ps 820, 16.8% above 1Q02 and 25.1% below 4Q02.

EBITDA contribution per business segment in 1Q03 was as follows:

IMSATEC	IMSA ACERO	ENERMEX	IMSALUM
4%	60%	30%	6%

EBITDA	1Q03	4Q02	3Q02	2Q02	1Q02

IMSA ACERO	Ps 517	Ps 632	Ps 789	Ps 648	Ps 439

ENERMEX	256	273	280	186	169

IMSATEC	30	176	203	193	84

IMSALUM	53	41	64	67	42

Corporate	(36)	(26)	(34)	(41)	(31)

TOTAL	Ps 820	Ps 1,096	Ps 1,302	Ps 1,053	Ps 703

TOTAL US$ avg.	76	103	123	105	68

EBITDA margin	12.2%	15.1%	16.7%	14.5%	12.2%

1 The sum of these amounts does not equal the consolidated net sales for the periods presented because Corporate and Other has been excluded.

Please refer to the last page of this document for definitions of terms, US dollar conversion methodology and other disclosures.

INTEGRAL FINANCING COST

Integral financing cost for 1Q03 was Ps 311, compared with an income of Ps 169 in 1Q02 and a cost of Ps 104 in 4Q02. The main reason for the rise in integral financing cost versus 1Q02 and 4Q02 was a higher foreign exchange loss, reflecting the depreciation of the Mexican peso by 3.9% versus the U.S. dollar in 1Q03, compared with a 1.5% appreciation in 1Q02 and a 1.9% depreciation in 4Q02.

Despite the depreciation of the peso vis-a-vis the dollar, interest expense decreased-year-over-year, reflecting the decline in the Libor interest rate and the Company having contracted debt with lower spreads over Libor.

Integral Financing Cost (Income)	1Q03	4Q02	3Q02	2Q02	1Q02

Interest expense	Ps 93	Ps 92	Ps 138	Ps 118	Ps 104

Interest income	(8)	(20)	(21)	(7)	(25)

Foreign exchange loss (gain)	334	157	222	845	(70)

Gain from monetary position	(108)	(125)	(100)	(51)	(178)

Integral financing cost (income)	Ps 311	Ps 104	Ps 239	Ps 905	Ps (169)

MAJORITY NET INCOME

For 1Q03, the Majority Net Income was Ps 11, compared with incomes of Ps 416 for 1Q02 and Ps 505 for 4Q02. The year-over-year decline in Net Income mainly reflects an increase in foreign exchange loss resulting from the devaluation of the Mexican peso versus the U.S. dollar in 1Q03.

Majority Net Income	1Q03	4Q02	3Q02	2Q02	1Q02

Majority net income	Ps 11	Ps 505	Ps 490	Ps 6	Ps 416

Majority net income per equity unit	Ps 0.02	Ps 0.90	Ps 0.87	Ps 0.01	Ps 0.74

Majority net income per ADS	US$0.01	US$0.78	US$0.77	US$0.04	US$0.65

As of March 31, 2003, Grupo Imsa had 2,814.2 million shares outstanding, equivalent to 562,838,158 equity units and 62,537,573 ADSs.

FINANCIAL POSITION

Net debt, as of March 31, 2003, was US$885, compared with US$851 as of December 31, 2002. It should be noted that Enertec Mexico, the entity created from the joint venture with Johnson Controls in Mexico, consolidates 100% of its debt in the Grupo Imsa balance sheet. As of March 31, 2003, Enertec Mexico had debt of US$155, 49% of which corresponds to Johnson Controls’ stake in the company.

Net interest coverage defined as EBITDA divided by net interest expense improved from 8.9 times in 1Q02 to 9.6 times in 1Q03, while interest coverage defined as EBITDA divided by gross interest expense reached 8.8 times.

Please refer to the last page of this document for definitions of terms, US dollar conversion methodology and other disclosures.

Financial Results by Segment

IMSA ACERO

Mr. Santiago Clariond, CEO of IMSA ACERO, explained: “In order to compensate for the difficult international economic environment, in the first quarter we continued to work on projects to increase our market share in Mexico. During the second quarter, we expect to continue this growth trend in the domestic market.”

Sales

1Q03 sales volume was 494 thousand tonnes, an increase of 7.8% over 1Q02 and of 4.5% compared with 4Q02. Domestic shipments for the quarter totaled 359 thousand tonnes, a growth of 8.3% over 1Q02 and of 14.3% versus 4Q02. Foreign volume amounted to 135 thousand tonnes for 1Q03, a growth of 6.4% over 1Q02 and a decrease of 14.9% versus 4Q02. The domestic sales volume grew in 1Q03 as a result of an increase in market share in the industrial and automotive sectors, and a decline in imports because of greater demand for steel in Asia. Foreign sales volume grew compared with 1Q02 because of increased cold-rolled steel exports. The decline compared with 4Q02 was a consequence of the seasonality of the U.S. construction market and a decrease in demand.

Net sales for 1Q03 reached Ps 3,280, an increase of 26.1% over 1Q02 and of 3.5% compared with 4Q02. The year-over-year growth reflects higher volumes and average prices in 1Q03, while the quarter-over-quarter increase was a result of a rise in sales volume. Foreign sales represented 33.7% of total revenues in 1Q03.

Operating Income and EBITDA

Operating income was Ps 295, an increase of 21.4% over 1Q02 and a decrease of 30.6% versus 4Q02. 1Q03 operating margin was 9.0%, compared with operating margins of 9.3% for 1Q02 and of 13.4% for 4Q02. EBITDA for 1Q03 was Ps 517, a growth of 17.8% with respect to 1Q02 and a decline of 18.2% versus 4Q02. In dollar terms, EBITDA rose 11.2% year-over-year and decreased 21.1% quarter-over-quarter to US$48.

The year-over-year reduction in operating margin largely reflects increased costs for IMSA ACERO’s main raw materials. The quarter-over-quarter decline in margin was mainly due to a reduction in export volumes to the United States and the seasonality of Steelscape’s results.

ENERMEX

Sales

ENERMEX’S 1Q03 sales volume reached 5.1 million batteries, an upswing of 17.3% from 1Q02 and a decrease of 9.1% compared with 4Q02. The year-over-year growth was largely a result of increased sales volumes in the United States and Brazil. The quarter-over-quarter decline was mainly due to the fourth quarter of the year being seasonally stronger than the first. Year-over-year, foreign shipments increased 25.1% in 1Q03, while domestic shipments were up 0.9%.

ENERMEX posted revenues of Ps 1,044 for 1Q03, an increase of 16.5% over 1Q02 and a

Please refer to the last page of this document for definitions of terms, US dollar conversion methodology and other disclosures.

decline of 9.7% versus 4Q02. The year-over-year growth reflects an increase in sales volume. The quarter-over-quarter decrease in revenues reflects a seasonal reduction in sales volume. In 1Q03, foreign sales represented 57.5% of total revenues.

Operating Income and EBITDA

Operating income for 1Q03 was Ps 214, an increase of 60.9% over 1Q02 and a decrease of 10.5% versus 4Q02. The operating margin for the quarter was 20.5%, compared with 14.8% for 1Q02 and 20.7% for 4Q02. EBITDA for the quarter totaled Ps 256, an increase of 51.5% over 1Q02 and a decrease of 6.2% versus 4Q02. In dollar terms, EBITDA grew 43.2% year-over-year and fell 10.8% quarter-over-quarter, to US$24.

The main reason for the year-over-year upswing in operating margin was a 5.2 percentage point fall in operating expenses as a percent of sales. The commercial and logistics areas have been restructured to make operations more efficient; now, fewer, larger customers are served through a less costly distribution network. Additionally, the company’s Tlaxcala plant was closed in 2002, and its production distributed among the other plants, significantly reducing costs. Tools such as 6-Sigma, Stake in the Ground and the Innovation Program have also contributed to increasing productivity and reducing expenses. In South America, operations have been restructured to enhance flexibility and reduce fixed costs, and the company has sought new export markets in order to stabilize sales volumes; these strategies have been successful, significantly improving results. The quarter-over-quarter decline in operating income reflects a decrease in sales volume due to the seasonality of demand in Mexico and the United States.

IMSATEC

Sales

IMSATEC’s 1Q03 revenues totaled Ps 1,719, representing a growth of 6.6% over 1Q02 and a reduction of 21.4% versus 4Q02. The year-over-year upswing in revenues was a result of increased sales for Stabilit, largely because of the acquisition of Lightfield, and also for Formet, reflecting a rise in investment in highway and electricity transmission infrastructure in Mexico. Moreover, the devaluation of the Mexican peso over the last few months has increased sales in peso terms, since most of this segment’s sales are denominated in dollars. The quarter-over-quarter decline was largely due to the first quarter of the year being seasonally the slowest for the U.S. construction industry, which combined with a contraction in the market. Foreign sales amounted to 78.9% of total sales for 1Q03.

Operating Income and EBITDA

Operating income totaled Ps (21) in 1Q03, a decrease from 1Q02 and 4Q02. Operating margin for the quarter was (1.2%), compared with 2.4% for 1Q02 and 5.9% in 4Q02. EBITDA for the quarter was Ps 30, a decrease of 64.3% from 1Q02 and 83.0% with respect to 4Q02. In dollar terms, EBITDA fell year-over-year by 67.0% and quarter-over-quarter by 82.7% to US$3.

IMSATEC’s operating income fell year-over-year and quarter-over-quarter mainly as a consequence of the first quarter of the year being seasonally the weakest and an almost 15% decline in non-residential construction spending in the United States during the first two months of 2003. The market contraction affected demand and the prices of VP Building’s products, and this was combined with a higher cost of steel, the business’s main raw material. These factors translated into an operating loss for VP Buildings, which in turn affected IMSATEC’s results. The

Please refer to the last page of this document for definitions of terms, US dollar conversion methodology and other disclosures.

second quarter of the year is seasonally stronger and signs of recovery are already apparent, so results are expected to improve over the coming months.

IMSALUM

Sales

IMSALUM’s revenues totaled Ps 692 for 1Q03, a growth of 5.2% over 1Q02 and a decline of 5.7% from 4Q02. The year-over-year increase in sales was largely due to the devaluation of the Mexican peso vis-a-vis the U.S. dollar, since the prices of IMSALUM’s products are closely linked to the dollar. The quarter-over-quarter decrease mainly reflects the fourth quarter being seasonally stronger than the first, and the weakness of the U.S. economy, which particularly affected the ladder market. Foreign sales represented 48.8% of total sales for 1Q03.

Operating Income and EBITDA

Operating income for 1Q03 was Ps 42, an increase of 55.6% over 1Q02 and of 40.0% versus 4Q02. Operating margin for the quarter was 6.1%, compared with an operating margin of 4.1% for both 1Q02 and for 4Q02. IMSALUM’s 1Q03 EBITDA was Ps 53, a growth of 26.2% over 1Q02 and of 29.3% compared with 4Q02. In dollar terms, EBITDA rose 20.4% year-over-year and 21.1% quarter-over-quarter to US$5.

The year-over-year and quarter-over-quarter increases in IMSALUM’s operating income mainly reflect the company’s 6-Sigma efforts and its cost-reducing strategies, which include the transfer of ladder production from the United States to Mexico, the concentration of die production in a single workshop and the consolidation of the distribution network. Consequently, the operating margin improved by 2.0 percentage points compared with 1Q02 and 4Q02.

Corporate Developments

Dividend

A dividend of Ps 325 was approved at the General Stockholders’ Meeting of April 2, 2003. This amount is equivalent 0.5766 pesos per equity unit (UBC) or 5.1894 pesos per ADS and was paid on April 10, 2003. The dividend is more than 50% higher in dollar terms than that of the previous year.

6-Sigma

The Company currently has 685 employees trained in 6-Sigma methodology, of whom 85 are leaders (Black Belts) who dedicate all of their time to major projects, 240 are employees who spend part of their time on minor projects (Green Belts), and 360 are executives trained to give support and ensure the success of the projects (Champions). Throughout the rest of 2003, Grupo Imsa intends to train another 65 Black Belts and 250 Green Belts.

The Company is carrying out 255 major projects and 240 minor projects, of which 60% are operational and 40% transactional. The implementation of 6-Sigma has already resulted in significant savings and further benefits will be obtained when current projects are completed.

Please refer to the last page of this document for definitions of terms, US dollar conversion methodology and other disclosures.

Window Plant

During the first quarter of 2003, a new IMSALUM windows plant began operations in Mexico City. This plant will enable the business to better serve customers in central and southern Mexico and also increase its capacity to export to the United States.

* * *

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies. The Company operates in four core businesses: steel processed products; automotive batteries and related products; steel and plastic construction products; and aluminum and other related products. With manufacturing and distribution facilities in Mexico, the United States, and throughout Central and South America, Grupo Imsa currently exports to all five continents. In 2002 Grupo Imsa’s sales reached US$2.6 billion, of which close to 55% was generated outside Mexico. Grupo Imsa’s shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Marcelo Canales, Chief Financial Officer, (52-81) 8153-8349
Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433
Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416
jfornell@grupoimsa.com

TABLES TO FOLLOW

Please refer to the last page of this document for definitions of terms, US dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Millions of Mexican pesos of
purchasing power as of March 31, 2003)

	March	December
ASSETS	2003	2002

Current:
Cash and cash equivalents	825	603
Accounts receivable-trade, net	3,986	4,017
Inventories	5,379	5,652
Other current assets	808	790

	10,998	11,062

Investment in associated companies	125	105
Property, plant and equipment, net	19,325	18,909
Other assets, net	948	1,114
Excess of cost over fair value of net assets acquired of subsidiaries	988	1,019

TOTAL ASSETS	32,384	32,209

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current:
Current portion of long-term debt	1,334	1,679
Bank loans	1,473	248
Accounts payable-trade	2,520	3,011
Advances from clients	100	180
Other accounts payable and accrued liabilities	1,718	1,558

	7,145	6,676

Lont-term debt	7,551	7,744
Deferred taxes	2,914	3,069
Other long-term liabilities	296	285

	10,761	11,098

TOTAL LIABILITIES	17,906	17,774

Excess of fair value of net assets acquired over cost of subsidiaries	125	139

Stockholder’s equity:
Common stock	4,845	4,845
Additional paid-in capital	2,840	2,840
Reserve for repurchase of own shares	144	144
Retained earnings	15,554	15,543
Insufficiency in capital restatement	(6,559)	(6,637)
Initial effect of deferred taxes	(3,543)	(3,543)

Mayority interest	13,281	13,192
Minority interest	1,072	1,104

TOTAL STOCKHOLDERS’ EQUITY	14,353	14,296

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	32,384	32,209

Please refer to the last page of this document for definitions of terms, US dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Millions of Mexican pesos of purchasing power
as of March 31, 2003)

						% Change
	1Q03	4Q02	3Q02	2Q02	1Q02	1Q03/1Q02	1Q03/4Q02

NET SALES	6,735	7,247	7,775	7,281	5,768	16.8%	-7.1%
Domestic Sales	3,335	3,154	3,542	3,306	2,944	13.3%	5.7%
Foreign Sales	3,400	4,093	4,233	3,975	2,824	20.4%	-16.9%
COST OF SALES	5,418	5,620	5,951	5,689	4,575	18.4%	-3.6%
OPERATING EXPENSES	829	850	833	842	790	4.9%	-2.5%

OPERATING INCOME	488	777	991	750	403	21.1%	-37.2%

Financial expenses	93	92	138	118	104	-10.6%	1.1%
Interest income	(8)	(20)	(21)	(7)	(25)	-68.0%	-60.0%
Foreign exchange loss (gain)	334	157	222	845	(70)		112.7%
Gain from monetary position	(108)	(125)	(100)	(51)	(178)	-39.3%	-13.6%

INTEGRAL FIN. COST, NET	311	104	239	905	(169)		199.0%

Other income, net	60	34	(46)	(50)	(48)		76.5%

INCOME BEFORE TAXES AND EMPLOYEE’S PROFIT SHARING	117	639	798	(105)	620	-81.1%	-81.7%

PROVISIONS FOR:
Income taxes	35	58	229	(134)	154	-77.3%	-39.7%
Employees’ profit sharing	20	30	13	25	21	-4.8%	-33.3%

CONSOLIDATED NET INCOME	62	551	556	4	445	-86.1%	-88.7%

Net income of minority interest	51	46	66	(2)	29	75.9%	10.9%

Net income of majority interest	11	505	490	6	416	-97.4%	-97.8%

Please refer to the last page of this document for definitions of terms, US dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Millions of Mexican pesos of
purchasing power as of March 31, 2003)

	March 2003	December 2002
OPERATING ACTIVITIES:
CONSOLIDATED NET INCOME	62	1,555
ITEMS NOT (GENERATING) REQUIRING RESOURCES:

Depreciation and amortization	333	1,232

Amoritzation of excess of fair value of net assets acquiredover cost of subsidiaries	4	(380)
Other	(80)	(15)

	319	2,392

CHANGES IN CURRENT ASSETS AND LIABILITIES NET OF EFFECTS FROM PURCHASES OF BUSINESSES:
Accounts receivable-trade	31	(248)
Inventories	185	(356)
Other current assets	(18)	184
Accounts payable-trade	(491)	(265)
Advances from clients	(80)	(115)
Other accounts payable and accrued liabilities	160	289

	(213)	(511)

RESOURCES GENERATED FROM OPERATING ACTIVITIES	106	1,881

FINANCING ACTIVITIES:
Payments of short-term bank loans	880	(32)

Proceeds from borrowings from banks and issuance of long-term debt	(193)	500
Dividends paid	-	(204)
Others	11	(76)

RESOURCES (USED IN) GENERATED FROMFINANCING ACTIVITIES	698	188

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(577)	(1,872)
Acquisition of companies and minority interest	-	(107)
Other assets	(5)	(28)

RESOURCES USED IN INVESTING ACTIVITIES	(582)	(2,007)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	222	62

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	603	541

CASH AND CASH EQUIVALENTS AT END OF PERIOD	825	603

Please refer to the last page of this document for definitions of terms, US dollar conversion methodology and other disclosures.

GRUPO IMSA S.A. DE C.V. AND SUBSIDIARIES
(Millions of Mexican pesos of purchasing power as of March 31, 2003)

	1Q03	4Q02	3Q02	2Q02	1Q02	1Q03/1Q02	1Q03/4Q02

IMSA ACERO
DOMESTIC SALES	2,175	1,883	2,271	2,142	1,775	22.5%	15.5%
FOREIGN SALES	1,105	1,286	1,371	1,248	826	33.8%	-14.1%
% Export/Sales	33.7%	40.6%	37.6%	36.8%	31.8%
NET SALES	3,280	3,169	3,642	3,390	2,601	26.1%	3.5%
COST OF SALES	2,721	2,498	2,801	2,680	2,126	28.0%	8.9%
OPERATING EXPENSES	264	246	261	262	232	13.8%	7.3%
OPERATING INCOME	295	425	580	448	243	21.4%	-30.6%
OPERATING MARGIN	9.0%	13.4%	15.9%	13.2%	9.3%
EBITDA	517	632	789	648	439	17.8%	-18.2%
EBITDA MARGIN	15.8%	19.9%	21.7%	19.1%	16.9%

ENERMEX
DOMESTIC SALES	444	504	483	425	474	-6.3%	-11.9%
FOREIGN SALES	600	652	766	676	422	42.2%	-8.0%
% Export/Sales	57.5%	56.4%	61.3%	61.4%	47.1%
NET SALES	1,044	1,156	1,249	1,101	896	16.5%	-9.7%
COST OF SALES	700	782	867	810	605	15.7%	-10.5%
OPERATING EXPENSES	130	135	138	140	158	-17.7%	-3.7%
OPERATING INCOME	214	239	244	151	133	60.9%	-10.5%
OPERATING MARGIN	20.5%	20.7%	19.5%	13.7%	14.8%
EBITDA	256	273	280	186	169	51.5%	-6.2%
EBITDA MARGIN	24.5%	23.6%	22.4%	16.9%	18.9%

IMSATEC
DOMESTIC SALES	362	410	424	422	354	2.3%	-11.7%
FOREIGN SALES	1,357	1,778	1,683	1,620	1,259	7.8%	-23.7%
% Export/Sales	78.9%	81.3%	79.9%	79.3%	78.1%
NET SALES	1,719	2,188	2,107	2,042	1,613	6.6%	-21.4%
COST OF SALES	1,454	1,750	1,670	1,615	1,316	10.5%	-16.9%
OPERATING EXPENSES	286	309	279	282	258	10.9%	-7.4%
OPERATING INCOME	-21	129	158	145	39
OPERATING MARGIN	-1.2%	5.9%	7.5%	7.1%	2.4%
EBITDA	30	176	203	193	84	-64.3%	-83.0%
EBITDA MARGIN	1.7%	8.0%	9.6%	9.5%	5.2%

IMSALUM
DOMESTIC SALES	354	357	362	320	340	4.1%	-0.8%
FOREIGN SALES	338	377	414	430	318	6.3%	-10.3%
% Export/Sales	48.8%	51.4%	53.4%	57.3%	48.3%
NET SALES	692	734	776	750	658	5.2%	-5.7%
COST OF SALES	543	588	613	586	529	2.6%	-7.7%
OPERATING EXPENSES	107	116	113	110	102	4.9%	-7.8%
OPERATING INCOME	42	30	50	54	27	55.6%	40.0%
OPERATING MARGIN	6.1%	4.1%	6.4%	7.2%	4.1%
EBITDA	53	41	64	67	42	26.2%	29.3%
EBITDA MARGIN	7.7%	5.6%	8.2%	8.9%	6.4%

Please refer to the last page of this document for definitions of terms, US dollar conversion methodology and other disclosures.

SALES VOLUME

	1Q03	4Q02	3Q02	2Q02	1Q02

STEEL PROCESSING
IMSA ACERO (Tonnes)

Domestic Sales Volume	358,690	313,716	377,477	396,914	331,222

Export and Foreign Subsidiaries	135,388	159,083	171,195	169,930	127,243
Sales Volume

TOTAL IMSA ACERO	494,078	472,799	548,672	566,844	458,465

	1Q03	4Q02	3Q02	2Q02	1Q02

AUTOMOTIVE BATTERIES (1)
ENERMEX (000 Units)
Mexico
Domestic Market	1,430	1,605	1,510	1,412	1,417
Exports	2,420	2,817	3,215	2,927	1,292
Total (2)	3,850	4,422	4,725	4,339	2,709

Foreign Subsidiaries (3)	1,273	1,212	1,261	1,492	1,660

TOTAL ENERMEX	5,123	5,634	5,986	5,831	4,369

	1Q03	4Q02	3Q02	2Q02	1Q02
IMSALUM
Aluminum (Tonnes)

TOTAL ALUMINUM	11,581	12,489	11,735	12,230	11,226

(1)	Includes 100% of the sales volume of the joint venture with Johnson Controls.
(2)	100% of this volume is consolidated in Enermex financial statements.
(3)	50% of this volume is consolidated in Enermex financial statements.

Please refer to the last page of this document for definitions of terms, US dollar conversion methodology and other disclosures.

Selected Financial Information
Income Statement
US$ Millions(1)

	1Q03	4Q02	3Q02	2Q02	1Q02

Net Sales
IMSA ACERO	300	307	346	334	254
ENERMEX	95	112	121	112	88
IMSATEC	159	212	200	193	159
IMSALUM	63	70	73	73	64
Grupo IMSA(2)	615	701	739	712	566

Operating Income
IMSA ACERO	27	40	55	45	24
ENERMEX	19	23	23	15	13
IMSATEC	(2)	11	16	14	4
IMSALUM	4	3	5	5	3
Grupo IMSA(2)	44	73	93	75	39

EBITDA
IMSA ACERO	47	60	75	64	43
ENERMEX	23	26	26	19	16
IMSATEC	3	16	20	19	8
IMSALUM	5	4	6	7	4
Grupo IMSA(2)	75	103	123	105	68

Majority Net Income
Grupo IMSA	2	49	48	3	41

(1)	Peso figures converted into dollars by dividing the monthly nominal pesos by the average monthlyexchange rate.
(2)	The sum of these amounts does not equal the consolidated figures presented because Corporate and Other have been excluded.

Please refer to the last page of this document for definitions of terms, US dollar conversion methodology and other disclosures.

Disclosures and Definitions

Methodology used for consolidation and presentation of results and other important disclosures

Grupo Imsa consolidates its results in Mexican pesos using Mexican generally accepted accounting principles (Mexican GAAP). Figures in this document are presented in millions of Mexican pesos as of March 31, 2003 (Ps), unless otherwise specified.

In compliance with Bulletin B-15, “Foreign Currency Translation of Foreign Currency Financial Statements,” the restatement factors applied to financial statements of prior periods are calculated on the basis of a weighted average index that takes into consideration the inflation rates of the countries in which Grupo Imsa’s subsidiaries operate and changes in the exchange rates of each country vis-a-vis the Mexican peso. The restatement factor for the twelve-month period of March 2002 - March 2003 was 1.1205; for the three-month period of December 2002 - March 2003, it was 1.0288.

For the convenience of the reader, this document contains U.S. dollar amounts for Grupo Imsa and its four business segments. The conversion from Mexican pesos to U.S. dollars is carried out by dividing nominal monthly peso amounts of the financial statements by the average Mexican peso - U.S. dollar exchange rate for that month, and then adding the results of the divisions into quarterly or accumulated figures. U.S. dollar (US$) figures in this document are presented in millions, unless otherwise specified.

First quarter 2003 (1Q03) inflation was 1.3%, resulting in an inflation rate of 5.6% for the last twelve months. The Mexican peso depreciated 3.9% against the U.S. dollar during 1Q03, and 19.2% over the last twelve months. The exchange rate used as of March 31, 2003 was 10.7671 pesos per dollar. Since the price and cost structure of Grupo Imsa is mainly denominated in dollars, the performance of the Company is affected when financial information is expressed in real pesos.

The term EBITDA is used throughout this document because Grupo Imsa believes it is a widely accepted financial indicator of its ability to generate cash flow to operate, fund capital expenditures, pay taxes, service or incur debt, and pay dividends. EBITDA should not be considered as an indicator of Grupo Imsa’s financial performance, as a measure of liquidity or as a substitute for the statement of changes in financial position. EBITDA can be reconciled by adding operating income to depreciation and operating amortization, all of which are concepts accepted under Mexican GAAP.

This document contains forward-looking statements within the meaning of Section 27A of the Securities Acts of 1933, as amended, and Section 21E of the Securities Exchange of 1934, as amended. These include statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates.

Definition of terms

EBITDA: Operating income plus depreciation and operating amortization

Net Debt: Total debt, minus cash and cash equivalents

Net Interest Coverage: Interest expense less interest income, divided by EBITDA.

Interest Coverage: Interest expense divided by EBITDA.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V. (Registrant)

Dated: April 30, 2003	By: /s/ MARCELO CANALES CLARIOND Name: Marcelo Canales Clariond Title: Chief Financial Officer